Exhibit 11(c)

CLECO CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE
(UNAUDITED)

	For the nine months ended September 30
	2001	2000
	(Thousands, except share and per share amounts)
BASIC

Net income applicable to common stock	$ 53,417	$ 58,386
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Weighted average number of shares of common stock outstanding during the period	45,008,890	44,934,720
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Basic net income per common share	$ 1.19	$ 1.30
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DILUTED

Net income applicable to common stock	$ 53,417	$ 58,387

Adjustments to net income related to Employee Stock Ownership Plan (ESOP) under the "if-converted" method:
Add loss of deduction from net income for actual dividends paid on convertible preferred stock, net of tax	997	1,024
Deduct additional cash contribution required, which is equal to dividends on preferred stock less dividends paid at the common dividend rate, net of tax	(24)	(3)
Add tax benefit associated with dividends paid on allocated common shares	384	346
Adjusted income applicable to common stock	$ 54,774	$ 59,754
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Weighted average number of shares of common stock outstanding during the period	45,008,890	44,934,720

Number of equivalent common shares attributable to ESOP	2,557,946	2,635,810

Common stock under stock option grants	250,336	33,348

Average shares	47,817,172	47,603,878
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Diluted net income per common share	$ 1.14	$ 1.25
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